Issuer Free Writing Prospectus, dated November 5, 2013
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated November 5, 2013
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	4.250% Senior Notes due 2023
Anticipated Ratings:*	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)
Size:	$800,000,000
Maturity Date:	November 15, 2023
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2014
Trade Date:	November 5, 2013
Settlement Date:	November 12, 2013 (T+4)
Benchmark Treasury:	2.500% due August 15, 2023
Benchmark Treasury Price/Yield:	98-21/2.657%
Spread to Benchmark Treasury:	+ 165 basis points
Yield to Maturity:	4.307%
Coupon:	4.250% per year accruing from November 12, 2013
Price to Public:	99.540%, plus accrued interest, if any
Make-Whole Call:	+ 25 basis points; however, at par on and after 90 days preceding the stated maturity date
Use of Proceeds:

We intend to use the net proceeds from this offering to pay at maturity the $400 million aggregate principal amount outstanding of our 5.65% Senior Notes due December 15, 2013, plus accrued and unpaid interest to the date of maturity, and to use the remaining net proceeds to repay amounts outstanding under our bank line of credit and for general corporate purposes.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBS Securities Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC

*  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Senior Co-Managers	PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	KeyBanc Capital Markets Inc. Comerica Securities, Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. Regions Securities LLC
CUSIP / ISIN:	40414LAJ8/US40414LAJ89

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or RBS Securities Inc. toll-free at (866) 884-2071.